UNITED STATES OF AMERICA
                      FEDERAL ENERGY REGULATORY COMMISSION

Before Commissioners:    James J. Hoecker, Chairman;
                         William L. Massey, Linda Breathitt,
                         and Curt Hebert Jr.

Energy East Corporation                                    Docket No. ECOO-1-000
  and CMP Group, Inc.


                         ORDER APPROVING DISPOSITION OF
                            JURISDICTIONAL FACILITIES

                              (Issued  April  3,2000)

I.    INTRODUCTION
      ------------

      In October 1, 1999, as amended on December 10, 1999, Energy East Corporation (Energy East) and CMP Group, Inc. (CMI' Group), on behalf of their jurisdictional subsidiaries (collectively. Applicants), tiled an application under section 203 of the Federal Power Act (FPA)1 requesting Commission authorization for the disposition of jurisdictional facilities. The principal jurisdictional subsidiary of Energy East is New York State Electric & Gas Corporation (NYSEO). The principal jurisdictional subsidiary of CMP Group is Central Maine Power Company (Central Maine). As a result of the proposed transaction, CMI' Group will be merged into Energy East. The Commission will approve the transaction as consistent with the public interest. As discussed below, the Commission concludes that the transaction will not have an adverse effect on competition, rates, or regulation.

II.   BACKGROUND
      ----------

      A. ENERGY EAST
         -----------

      Energy East is an exempt public utility holding company which, through its subsidiaries, is an energy delivery, products and services company with operations in New York, Massachusetts, Maine, New Hampshire, Vermont and New
Jersey. As a result of the proposed merger with CMP Group, Energy East anticipates that it will


------------------------
       1 16  U.S.C.  824b  (1994).

Docket  No.  ECOO-1-000                                 -2-

become a registered public utility holding company under the Public Utility Holding Company Act of 1935.

          1.   Jurisdictional  Subsidiaries
               ----------------------------

     NYSEG, is a combination electric and gas utility serving 826,000 electric customers and 244,000 natural gas customers in upstate New York. It has divested substantially all of its generating assets. It retains certain hydroelectric facilities, non-utility generation contracts and contracts pursuant to which the New York Power Authority sells power to NYSEG as well as an 18 percent ownership interest in the Nine Mile Point Unit 2 Nuclear Plant (Nine Mile).2 After the sale of its interest in Nine Mile, NYSEG will be engaged almost entirely in the transmission and distribution of electricity and natural gas. NYSEG, which is a member of the New York Power Pool, has transferred control of its transmission system to the New York ISO (NY ISO).3 NYSEG has received market-based rate authority.4

     Energy East has four other subsidiaries that are not traditional public utilities that have received market-base rate authority from the Commission. None of these subsidiaries has franchise territories or captive customers. These companies are:
XENERGY, Inc., an energy services and consulting firm; Carthage Energy, LLC, (Carthage) an exempt wholesale generator; South Glens Falls, LLC, an EWG; and NYSEG Solutions, Inc., a supplier of electric and natural gas commodity services.5 0niy Carthage and South Glens Falls, LLC operate or control generating capacity (126 MW, collectively).

            2.   Non  Jurisdictional  Subsidiaries
                 ---------------------------------

     Energy East Enterprises, Inc. (EE Enterprises) is a subsidiary of Energy East that owns natural gas and propane air distribution companies in Vermont, New Hampshire and Maine. One of EU Enterprises' subsidiaries is CMP Natural Gas, LLC, which has a

--------------------------

     2 NYSEG states that it has contracted to sell its 18 percent interest in Nine Mile to Amergen Inc.

     3 See Central Hudson Gas  & Electric Corp., et al, 87 FERC   61,135 (1999).
       ---

     4 See  NYSEG  Solutions,  Inc.  et  at  35  FERC   61,~42  (1998).
       ---

     5 See XENERGY,  Inc.,  et at85 FERC   61,303 (1997); Carthage Energy, LLC,
       ---
87  FERC   62,017  (1999);  Energy East South Glens Falls, LLC. 86 FERC   61,254
(1999);  and  NYSEG  Solutions,  Inc.,  et  al  85  FERC   61,342  (1998).

Docket  No.  EC00-1-000                                 -3-

joint venture with Central Maine to build a natural gas distribution system in Maine. EE Merger Corp. is a wholly-owned subsidiary of Energy East, which exists solely as a means to consummate the merger. After it merges with and into CMP
Group,  EE  Merger  Corp.  will  cease  to  exist.6

     B.     CMP  Group

     CMP Group is an exempt public utility holding company. CMP Group's principal subsidiary is Central Maine, which serves approximately 533,000 customers in central and southern Maine.7 Applicants state that Central Maine has divested and or relinquished control over substantially all of its generating Meets and purchase power contracts, and now functions primarily as an electric transmission and distribution utility. In addition, CMP is selling its entitlement to purchase capacity and energy under the non-utility generation contracts, as well as its entitlements in two nuclear power plants, Millstone 3 and Vermont Yankee, and its entitlement in a firm energy contract with Hydro Quebec, pursuant to the Maine Public Utilities Commission Rules and Regulations and Maine electric utility restructuring legislation. ~ Maine's retail access program commences on March 1,2000. Central Maine is a member of the New England Power

-------------------------

     6 Energy East slates that it will also acquire Connecticut Energy Corporation, an exempt public utility holding company that owns the Southern Connecticut Gas Company and CTQ Resources, Inc., an exempt public utility holding company that owns Connecticut Natural Gas Corporation. Energy East contemplates that both Connecticut Energy and CTG Resources will become wholly-owned subsidiaries of Energy East.

     7 Central Maine owns 78,3 percent of Maine Electric Power Company, Inc. (Maine Electric) which owns and operates a 345 kV transmission interconnection betweenWiscasset, Maine and the Maine New Brunswick border at Orrington,, Maine. Maine Electric provides access to its transmission interconnection facilities Pursuant to a nondiscriminatory open access transmission tariff.

     8 See 35-A M.R.SA.3204; and Chapt.307 MPUC Rules and Regulations.  See also
       ---                                                              --------
Electric  Industry   Restructuring, Me. Laws  1997, ch. 316  - 35A  3204. et seq
                                                                          -- ---
captioned "An Act to Restructure the State's Electric Industry." Pursuant to this legislation. investor-owned utilities who principally operate in the state of Maine are required to, among other things, divest themselves of their non-nuclear generation assets by March 1,2000. The restructuring requires Central Maine to sell their entitlements to capacity and energy from undivested generation assets and purchase power contracts starting March 1, 2000. The legislation however, does not require the divestiture of nuclear generation assets or non-utility generation contracts.

Docket  No.  ECOO-  1-000                               -4-

Pool, and has transferred its pool transmission facilities to the New England ISO (ISONE). 9 Central Maine has market-based rate authorization. 10

     C.  Description  of  the  Proposed  Merger
         --------------------------------------

     Under the terms of the Agreement and Plan of Merger between Applicants, CMP Group will become a wholly-owned subsidiary of Energy East. The BE Merger Corp. will be merged with and into CMP Group. The proposed merger will be a stock purchase transaction. The post-merger company will have assets of approximately $6.4 billion and will serve approximately 1.6 million electric and gas customers at the retail level. ~

III.  Notice  of  Filing  Interventions
      ---------------------------------

     Notices of the application were published in the Federal Register, 64 Fed. Reg. 56,207 (1999) and 65 Fed. Reg. 766(2000), respectively, with comments, interventions, and protests due on or before January 20,2000. The Maine Public Utilities Commission (Maine Commission) filed a notice of intervention. A timely joint motion to intervene was flied by the Consolidated Edison Company of New York, Inc. (ConEd) and the Northeast Utilities Service Company (NU), raising no substantive issues.

Discussion
----------

     A.     Procedural  Matters
            -------------------

     Pursuant to Rule 214 of the Commission's Rules of Practice and Procedure,18 C.F.R. 385.214 (1999). the Maine Commission's notice of intervention and the timely, unopposed motion to intervene of ConEd and NU serve to make them parties to this proceeding.

----------------------------------------

     9  See  New  England  Power  Pool,  et  al79  FERC   61,374  (1997).
        ---

     10 See  Central  Maine  Power  Company,  80  FERC   61,246  (1997).
         ---

     11 These statistics do not include Energy East's proposed acquisition of Connecticut Energy or CTG Resources.

Docket  No.  EC00-l-000                                 -5-

     B.     Standard  of  Review
            --------------------

     Section  203(a)  of  the  FPA  provides,  in  relevant  part,  as  follows:

     No public utility shall sell, lease, or otherwise dispose of the whole Of its facilities subject to the jurisdiction of the Commission, or any part thereof of a value in excess of $50,000, or by any means whatsoever, directly or indirectly, merge or consolidate such facilities or any part thereof with those of any other person, or purchase, acquire, or take any security of any other public utility, without first having secured an order of the Commission authorizing it to do so.

16  US.C.   824b(a)  (1994). Under section 203(a), the Commission must approve a proposed merger if it finds that the merger "will be consistent with the public interest."
Id.

     In 1996, the Commission issued a Merger Policy Statement updating and 12 clarifying its procedures, criteria and policies applicable to public utility mergers. The Merger Policy Statement provides that the Commission will generally take account of three factors in analyzing proposed mergers: (a) the effect on competition; (b) the effect on rates; and (c) the effect on. regulation.

     For the reasons discussed below, we find that Applicants' proposed transaction, together with Applicants' proposed commitments, is consistent with the public interest Accordingly, we will approve the merger without further investigation.

     C.     Effect  on  Competition
            -----------------------

            1.     Applicants'  Analysis
                   ---------------------

     Applicants analyze the competitive effects of their proposed merger. These' effects are related to the consolidation of generation controlled by Applicants (i.e.; horizontal effects) and the consolidation of generation and delivered gas controlled by Applicants (i.e., vertical effects). However, Applicants point out that such effects will become moot after March 1,2000 when Central Maine plans to completely divest its generation assets

-------------------------------------------

     12 See Inquiry  Concerning the Commission's Merger Policy Under the Federal
        ---
Power Act Policy Statement, Order No. 592,61 Fed. Reg. 68,595 (1996), FERC Stats. & Regs. 31,044 at 30.117-1R (1996), order on reconsideration, Order No.
                                             ------------------------
592-A,  62  Fed.  Reg.  33,341  (1997),  79  FERC   61,321 (1997) (Merger Policy
Statement).

Docket  No.  ECOO-1-000                                 -6-

in accordance with Maine law. Applicants conclude from their analyses that the proposed merger does not raise issues related to the horizontal consolidation of generation or the vertical consolidation of generation and delivered gas controlled by Applicants.

     In regard to consolidating generation, Applicants state that Central Maine does not plan to control any generation resources by March 1,2000. As a result, Applicants argue that a "full" Appendix A analysis described in the Merger Policy Statement is unnecessary. Instead, they use installed capacity to evaluate conditions in the geographic market area represented by the NY ISO and ISO NE. Applicants evaluate the effect of the merger in four time periods, which include the interim period during which Central Maine indicates that the merger produces small increases in concentration (as measured by the HHI statistic) in an unconcentrated post-merger market (i.e.. HHI of 1,000 or less). The largest increase in market concentration--35 HHI resulting in post-merger market concentration of 836 HHI-is lit the Winter 98/99 period.

     In regard to the vertical aspects of the proposed merger, Applicants evaluate the effect of combining generation with facilities used for delivered gas controlled by CMP Group and Energy East, including the joint venture "CMP Natural Gas between CMP Group and Energy East to distribute gas in Maine Applicants State that if either the upstream delivered gas or downstream electricity market is competitive, then a merger does not raise vertical competitive concerns through, for example, foreclosure or raising rivals' costs. Applicants calculate concentration in the downstream electricity market, including the merged company's market share of competing generating capacity to which Energy East provides delivered gas through its gas distribution facilities. Under this "attribution" method, their results indicate that the relevant market is unconcentrated in all time periods. For example, pre-merger market concentration is highest in the Winter 98/99 period (822 HHI).

---------------------------------

     13 The time periods are: Winter 1998/99, Summer 1999, Winter 1999/2000, and Summer 2000. The Winter 1999/2000 period represents the interim period during which Central Maine will still have generation.

     14 Applicants consider the same relevant market and time periods identified in their horizontal analysis. Applicants argue that in regard to the upstream delivered gas market, it is important to consider that the merger does not affect the interstate pipeline portion of the upstream market; and that the merged company would control only about 24 percent of firm transportation rights into New York, which arc needed to support their LDC commitments to supply end users,

Docket  No  ECOO-l--000                                 -7-

     Applicants further state that the merged company would not benefit from a strategy of foreclosure or raising the costs of rival gas-fired generation in the ISO NE market. This is because most of Energy East's generating capacity is located in western New York and at peak limes transmission constraints would exclude such capacity from the relevant market. 15 Applicants state that at off-peak times, while all of Energy East's generation could reach the relevant market, most of that capacity is excluded from the relevant market because it is not economic At peak and off-peak times, Applicants therefore conclude that the merged company could not collect higher prices on most of Energy East's generation capacity and, therefore, profit from a foreclosure or raising rivals' costs strategy.

     On the basis of their analyses, Applicants conclude that the proposed Merger raises neither horizontal nor vertical competitive concerns.

            2.     Commission  Determination
                   -------------------------

     We note that Central Maine has nearly completed the process of relinquish control over all its generation resources, as it is required to do pursuant to Maine electric utility restructuring legislation. (16) Thus, in accordance with the Merger Policy Statement, we are satisfied in this particular case that since CMP Group and Energy East will no longer have facilities or sell relevant products in common geographic markets, the proposed merger will not have an adverse competitive impact related to the consolidation of Applicants' generation. (17) Thus, the proposed merger raises no horizontal competitive concerns related to consolidating generation.

-------------------------------

    15 Specifically, Applicants state that at peak times, the interfaces between New England and New York and between eastern and wisent New York arc constrained.

     16 In Central Maine Power Company, et al85 FERC 61,272 (1998), Central Maine received Commission approval to dispose of jurisdictional facilities related to the majority of its electric generating plants. By letter dated April
16. 1999, Central Maine closed the transaction thereby completing the sale of the jurisdictional facilities. In addition, an application requesting Commission approval to sell the jurisdictional facilities associated with the Vermont Yankee Nuclear Power Station, including Central Maine's four percent ownership share of approximately 510 MWs. is currently pending in Docket No. ECOO-46-000.

     17 See Merger  Policy  Statement  at  30,136.
        ---

Docket  No.  EC00-l-000                                 -8-

     We also find that the proposed merger raises no vertical competitive concerns related to the consolidation of electric and gas facilities controlled by Applicants. As Applicants themselves state, the merged company must have the incentive and ability to adversely affect prices in Downstream delivered gas and downstream electricity markets.(18) We believe that the merged company will have no incentive in light of the quantity, location, and costs characteristics of NYSEG generation relative to the likely scope and competitive conditions in relevant markets.(19)

     In light of the foregoing, we believe that the proposed merger will not adversely affect competition.

     D.      Effect  of  the  Merge  on  Rates
             ---------------------------------

     The Merger Policy Statement explains our concerns that there be adequate ratepayer protection from adverse rate effects as a result of a merger. It describes  various  commitments  that  may  be  acceptable  means  of protecting ratepayers.  such  as  hold  harmless  provisions,  open  seasons  for wholesale customers,  rate  freezes,  and  rate  reductions.  (20)

     Applicants state that the proposed merger will not have an adverse effect on rates. Applicants also St3te that NYSEG, Central Maine and Maine Electric arc the only jurisdictional subsidiaries that make power sales to customers under cost-based rate schedules.(21) With respect to wholesale rates, Applicants state that Central Maine and Maine Electric have no requirements power sales customers. Applicants contend that the proposed merger will not have an effect on NYSEG's requirements customers because such customers arc charged negotiated rates that will not change as a result of the merger. In any event, Applicants commit to hold their wholesale and transmission customers harmless from the effects of the proposed merger by excluding all merger transaction

-----------------------

     18  Affidavit  of  J.  Stephen  Henderson.  at  19.

     19 We note that Energy East has received authorization to complete the divestiture of its entitlement in the Nine Mile nuclear facilities, which will further reduce the size of its remaining generation portfolio See New York State Electric & Gas Corporation, et al., 89 FERC 61,124 (1999). reh'g pending
                                --  --                             -------------

     20  See Merger  Policy  Statement  at  30,123-24.
         ---

     21 Applicants note that NYSEG has three requirements power sales customers including the following customers: (1) Burlington Electric Department; (2) Vermont Public Power Supply Authority; and (3) Massena Electric Department.

Docket  No.  ECOO-1-000                                 -9-

related costs, including the acquisition premium, from rates for wholesale power sales and transmission service. 22

     With respect to transmission rates, Applicants state that they will continue to provide transmission service pursuant to open access transmission tariffs on file with the Commission, (23) Applicants note that, under certain circumstances, the Commission has required merger applicants to file single system transmission tariffs for non-discriminatory transmission access over the merged company's system. However, Applicants claim that Central Maine and NYSEG cannot presently offer transmission service over their combined facilities under a single system tariff because they have transferred their individual transmission facilities to ISO NE and the NY ISO, respectively Furthermore, Applicants assert that it would not be in the public interest for Central Maine and NYSEG to withdraw their transmission facilities from the operational control of their respective ISO in order to combine such facilities under a single system transmission tariff. Nevertheless, to the extent that NYSEG and Central Maine arc able to assess charges for transactions that use both of their transmission systems, the Applicants state they will eliminate multiple transmission charges without disturbing current regional ISO operations or tariffs.

     In light of the above, we conclude that the proposed merger will not adversely affect rates We note that interventions raise no rate or ratepayer protection issues. The Commission finds Applicants' proposal, to either eliminate the Central Maine local charge or implement a billing credit, to be reasonable in the circumstances of this case. Applicants maintain that their customers will be protected from the multiple transmission charges without the need to modify the NY ISO Tariff or NEPOOL Tariff. However, we will direct Central Maine to amend its local OATT, within 30 days of this aide; to include the provisions that reflect Applicants' commitment to waive Central Maine's local charge.

-------------------------------

     22 Application at 14.

     23 According to the application, transmission service will be available under either: (1) the NEPOOL Tariff which includes all NEPOOL members' Pool
Transmission Facilities (PTF), including those of Central Maine; (2) Central Maine's local OATT for those services over non-PTF facilities; or (3) the NY ISO Tariff under which New York public utilities, including NYSEG, have transferred operational control of their transmission systems. Applicants further state that the NY ISO control area will be subject to a single zonal rate equal to the Transmission Service Charge (TSC) of the transmission owner on whose system the load withdraws the energy or on whose system the energy is wheeled out of or exported from the NY ISO control area.

Docket  No.  EC00-1-000                                 -10-

     E.     Effect  of  the  Merger  on  Regulation
            ---------------------------------------

     As explained in the Merger Policy Statement, the Commission's primary concern with the effect of a proposed merger an regulation involves possible changes in the Commission's jurisdiction when a registered holding company is formed, thus invoking the jurisdiction of the Securities and Exchange Commission. We are also concerned with the effect on state regulation where a state does not have authority to act on a merger. 24

     With respect to federal regulation, Applicants state that as a result of the proposed merger, Energy East expects to become a registered holding company under the Public Utility Holding Company Act of 1935. Applicants assert that, if Energy East becomes a registered holding company, it will abide by the Commission's policies regarding intra-system transitions. 25

     With respect to slate regulation, the proposed merger will require regulatory approval that the Maine Commission and the Connecticut department of Public Utility Control. 26

     Accordingly, the Commission finds that there is no indication that the proposed merger will have an adverse affect on either federal or slate regulation.

     F.  Accounting  Issues
         ------------------

     Applicants state that the merger will be recorded using the purchase method Of accounting. Applicants also state the assets of Central Maine's unregulated subsidiaries will be reflected at fair value, including an allocation of goodwill to the subsidiaries, if appropriate. The ramming acquisition premium will be allocated to Central Maine and will be recorded as an acquisition adjustment on Central Maine's books in Account 114.
Electric Plant Acquisition Adjustments.27 The Commission has previously approved the use of the purchase method of accounting and the proposed treatment of the acquisition

---------------------------

      24  See  Merger  Policy  Statement  at  30,124-25
          ---

      25  Application  at  15.

      25  Application  at  22.

      27  18 C.F.R.  Part  101(1999).

Docket  No.  EC00-l-000                                 -11-

premium.28 Accordingly, we have no basis to dispute Applicants' use of the purchase method of accounting or the treatment of the acquisition premium, and therefore approve its use.

     We will direct Applicants' jurisdictional subsidiaries to submit their Merger accounting to the Commission for approval within six months after the merger is consummated in accordance with the Uniform System of Accounts. 29

The  Commission  orders:
------------------------

     (A) Applicants' proposed transaction is hereby approved subject to the commitments discussed in the body of this order.

     (B) Central Maine is hereby directed to tile within 30 days revisions to its OATT to include the provisions that reflect Applicants' commitment to waive Central Maine's local charge.

     (C) Applicants' proposed use of the purchase method of accounting, including the treatment of the acquisition premium, is approved. Applicants must inform the Commission of any change in the circumstances that would reflect a departure from the facts the Commission has relied upon in granting this approval. Applicants' jurisdictional subsidiaries must submit their proposed accounting for the merger when six months of the consummation of the merger.

     (D) The foregoing authorization is without prejudice to the authority of the Commission or any other regulatory body with respect to rates, services, accounts, variation, estimates or determinations of cost, or any other matter whatsoever now pending or which may come before the Commission.

     (E) Nothing in this order shall be construed to imply acquiescence in any estimate or determination of cost or any valuation of property claimed or asserted.

----------------------------

     28  See  Entergy  Services, Inc. and Gulf States Utilities Company, Opinion
         ---
No. 385, 65 FERC 61,332 (1993). See also Western  Resources,  Inc et al 86  FERC
                                ---------                         -- --
61,312 (1999) and  El  Paso  Electric  Company  68  FERC  1  61,181  (1994).

     29 Electric Plant Instruction No. 5, Electric Plant Purchased or Sold, and Account 102, Electric Plant Purchased or Sold, 18 CFR Part 101 (1999)

Docket  No.  EC00-1-000                                 -12-

     (F) The Commission retains authority under section 203(b) of the FPA to issue supplement orders as appropriate.

     (G) Applicants shall notify the Commission that the merger has occurred within 10 days of the date the merger is consummated.

By  the  Commission.

(S E A L)


                                             /s/  Linwood  A.  Watson,  Yr.,
                                             -----------------------------------
                                                  Linwood  A.  Watson,  Yr.,
                                                      Acting  Secretary.